December 4, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Tiffany Piland Posil

RE:         National Oilwell Varco, Inc. (the “Company”)

Schedule TO-I

Filed November 21, 2017

File No. 005-49577

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on November 30, 2017. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in the Schedule TO-I.

Offering Memorandum

How will the amount of the Cash Payment be determined? page 9

1.	Disclosure indicates that the amount of the Cash Payment will be determined based on the closing price of the Company’s common stock on the Expiration Date. Thus, it appears that certain material terms of the offer will be unknown until some point after the close of trading on the Expiration Date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

Response:

To ensure the Eligible Holders that tender their Eligible SARs Awards in the Exchange Program receive equivalent value through the New Awards, we must determine the “spread” for calculating the Cash Payment on the vested, in-the-money SARs using the closing price of our common stock on the Expiration Date (the “Expiration Date Stock Price”).

U.S Securities and Exchange Commission

December 4, 2017

The New Options offered in the Exchange Program will be granted as of the Expiration Date with a per share exercise price equal to the Expiration Date Stock Price. The New Options provide the Eligible Holders with the upside that is forfeited in connection with the exchange of their Eligible SARs Awards. Therefore, to avoid any gap in value, we must calculate the spread for the Cash Payment on their vested, in-the-money SARs using the same Expiration Date Stock Price that sets the exercise price for the New Options. If we fixed the Cash Payment amount at the launch of the Exchange Program based on an estimate of our Expiration Date Stock Price or otherwise, we could not provide Eligible Holders with any assurance they would actually receive equivalent value in the Exchange Program.

To allow Eligible Holders to understand and determine the amount of the Cash Payment offered to them, we are providing them with three sets of information. First, in the Questions and Answers section and certain other sections of the Offering Memorandum (Exhibit (a)(1)(i) to our original Schedule TO), we have provided detailed explanations of the Cash Payment together with examples of how to calculate the Cash Payment. Using these examples, an Eligible Holder can calculate, during the Offer, his or her Cash Payment amount based on our common stock price. Second, in Schedule B to the Offering Memorandum and in the Highlights of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program document (Exhibit (a)(1)(iii) to our original Schedule TO), we have provided Eligible Holders with illustrative tables setting forth the spread and the amount of the Cash Payment based on a range of hypothetical common stock prices. This allows Eligible Holders to see, during the Offer, how the Cash Payment amount adjusts as our common stock price moves up and down. Finally, promptly after market close on the Expiration Date, we will send to each Eligible Holder an Update on the Exchange Program (Exhibit (a)(1)(v) to our original Schedule TO), which update sets forth, among other things, the actual closing price of our common stock on the Expiration Date and, based thereon, the actual spread for calculating the amount of the Cash Payment.

Because (i) the formula itself for calculating the amount of the Cash Payment is set and will remain constant throughout the Offer, (ii) the Cash Payment amount is determinable based on the readily observable trading price of our common stock listed on the NYSE, which price is easily accessed over the internet on any computer, tablet, cell phone or other similar device, (iii) the Offer documents provide Eligible SARs Holders with detailed examples on how to calculate the Cash Payment amount as well as illustrative tables showing the calculation of Cash Payment amount at various hypothetical common stock prices and (iv) promptly after market close on the Expiration Date, we will send via email to each Eligible Holder our closing stock price and the actual spread for calculating the Cash Payment, providing the Eligible Holder with several hours to then determine whether or not they want to participate in the Offer before it expires at 9:00 p.m. Central time, we believe that our Exchange Program clearly states the terms of the Offer, including the type and amount of consideration offered, as required by Item 1004(a) of Regulation M-A.

U.S Securities and Exchange Commission

December 4, 2017

We believe our approach is consistent with other issuers that have used formulaic pricing mechanisms for determining the offer consideration at or near the expiration of the offer period (often based on VWAP, Black Scholes and other similar models, which are significantly more complicated and difficult to understand than our simple “spread” calculation) and provided similar hypotheticals and supplemental information in connection with their exchange offers (See, e.g., the discussion in the PHH Corporation No-Action Letter, June 12, 2015, and the related PHH Corporation Schedule TO-I originally filed on May 6, 2015).

May the Company cancel this Offer, page 14

2.	The Company appears to be asserting its absolute right to terminate the Offer. Please revise to clarify that the Offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to the Expiration Date.

Response:

We have revised our Schedule TO-I and the relevant exhibits thereto to clarify that the Offer may only be terminated or withdrawn upon the occurrence of the stated conditions on or prior to the Expiration Date. See also our response to your comment no. 4.

When will I receive my Cash Payment and my Amended SARs and New Options grant documents? page 16

3.	Disclosure indicates that you will make the Cash Payment to Eligible Holders on December 29, 2017, nine calendar days following expiration of the Offer. Please advise us how this complies with the prompt payment requirement under Rule 13e-4(f)(5).

Response:

We have revised the Schedule TO-I and the relevant exhibits thereto to provide that the Cash Payment will be paid on December 26, 2017. To process the Cash Payment, we must determine, for each Eligible Holder that tendered Eligible SARs Awards in the Exchange Program (which could be as many as 625 Eligible Holders), the actual Cash Payment amount due and the applicable tax withholding amount required to be withheld (which tax withholding amount will be based on each Eligible Holder’s individual year to date income, whether or not they are subject to state and/or local income tax and other relevant circumstances). To ensure each Cash Payment amount, and the tax withholding amount, is correctly calculated for each Holder will take significant time. Based on our internal payroll department resources immediately preceding Christmas weekend, we believe the earliest date by which the Cash Payment amount could be accurately processed and paid is December 26, 2017. We believe in light of the Christmas holiday (including that Christmas falls on Monday this year) that payment of the Cash Payment on December 26, 2017 is prompt payment consistent with Rule 13e-4(f)(5).

U.S Securities and Exchange Commission

December 4, 2017

Section 7. Conditions of this Offer, page 25

4.	Disclosure indicates that the board of directors may determine in its sole discretion to withdraw or terminate the Offer. The inclusion of offer conditions that enable the issuer to terminate the tender offer or its obligation to purchase based on events within its control could render the offer illusory and in contravention of Exchange Act Section 14(e). Please revise to avoid the implication that the Offer may be terminated based on actions or inactions completely within the issuer’s control.

Response:

We have revised our Schedule TO-I and the relevant exhibits thereto to avoid any implication that the Offer may be terminated based on actions or inactions completely within the issuer’s control.

Section 9. Information Concerning National Oilwell Varco, Inc., page 30

5.	We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO.

Response:

We have revised our Schedule TO-I and the relevant exhibits thereto to include the summarized financial information.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact Eric Johnson of Locke Lord LLP at (713) 226-1249.

Sincerely,

/s/ Brigitte M. Hunt
Brigitte M. Hunt Vice President